UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Navigant International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

63935R108

(CUSIP Number)

Dieter Brettschneider

Managing Director

Preussag Finanz- und Beteiligungs-GmbH

Karl-Wiechert-Allee 4

30625 Hannover

Federal Republic of Germany

Telephone: +49-511-566-1378

copies to: Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, Washington, DC 20006

(202) 663-6402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63935R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Preussag Finanz- und Beteiligungs-GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,202,379
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,202,379

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,202,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

7.75%
14.	Type of Reporting Person (See Instructions)

OO

Page 2 of 11 pages

CUSIP No. 63935R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

TUI AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,202,379
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,202,379

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,202,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

7.75%
14.	Type of Reporting Person (See Instructions)

OO

Page 3 of 11 pages

This Amendment No. 4 to the undersigned’s Schedule 13D, which was originally filed on January 3, 2006 and amended on May 8, 2006, May 19, 2006, and June 6, 2006 (the “Schedule 13D”) with regard to Navigant International, Inc. is being filed to amend Item 5 of the Schedule 13D to reflect additional dispositions subsequent to Amendment No. 3. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Navigant International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 84 Inverness Circle East, Englewood, CO 80112.

Item 2. Identity and Background.

(a) - (b)	This statement on Schedule 13D is being filed by Preussag Finanz- und Beteiligungs-GmbH, a limited liability company organized and existing under the laws of the Federal Republic of Germany (“Preussag Finanz”) and TUI AG, a stock corporation organized and existing under the laws of the Federal Republic of Germany (together with Preussag Finanz, the “Reporting Persons”). The principal business address of Preussag Finanz is Karl-Wiechert-Allee 4, 30625 Hannover, Federal Republic of Germany. The principal business address of TUI AG is Karl-Wiechert-Allee 4, 30625 Hannover, Federal Republic of Germany.

Preussag Finanz is a wholly-owned subsidiary of TUI AG.

Set forth in Schedule I (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of Preussag Finanz’s directors and executive officers as of the date hereof.

Set forth in Schedule II (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of TUI AG’s directors and executive officers as of the date hereof.

(c)	Preussag Finanz is a holding company for participations of the TUI group companies that are not part of one of its core business areas. TUI AG is a provider of tourism and logistics services worldwide.

(d)	During the past five years, neither Preussag Finanz nor TUI AG, nor to their knowledge, any person named on Schedule I, or any person named on Schedule II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Preussag Finanz nor TUI AG, nor to their knowledge, any person named on Schedule I, or any person named on Schedule II, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Preussag Finanz is a limited liability company organized and existing under the laws of the Federal Republic of Germany. Set forth in Schedule I is the citizenship of each individual listed therein. TUI AG is a stock corporation organized and existing under the laws of the Federal Republic of Germany. Set forth in Schedule II is the citizenship of each individual listed therein.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired an aggregate of 1,707,100 shares of Common Stock (as reported in Item 5 below) pursuant to the Purchase Agreement (the “Purchase Agreement”), dated as of December 22, 2005, by and between Preussag Finanz and TQ3 Travel Solutions Management Holding GmbH, a limited liability company organized and existing under the laws of the Federal Republic of Germany (“TQ3”) at a total price of approximately $17,975,763 (including commissions). The source of funds for the purchases was funds available as cash on hand, including funds borrowed from TUI AG.

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired by the Reporting Persons for investment purposes. Depending upon the Reporting Persons’ evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Persons reserve the right from time to time either to acquire additional shares of Common Stock or to dispose of all or a portion of the shares of Common Stock through one or more transactions pursuant to public or private offerings or otherwise.

Page 4 of 11 pages

Except as set forth above, as of the date hereof, the Reporting Persons have not formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of the Reporting Persons and the Issuer, other business opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons reserve the right to consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons, collectively, are the beneficial owners of an aggregate of 1,202,379 shares of Common Stock, or approximately 7.75% of the 15,515,000 shares of Common Stock issued and outstanding as of May 10, 2006 (the “Outstanding Shares”), according to information contained in the Issuer’s Annual Report on Form 10-Q for the quarter ended March 26, 2006 and the Issuer’s Preliminary Proxy Statement filed with the Commission on May 17, 2006. To the knowledge of the Reporting Persons, none of the persons listed on Schedule I and Schedule II beneficially owns any shares of Common Stock.

(b)	The Reporting Persons have the shared power to vote and to dispose of the shares of Common Stock beneficially held by them described in (a) above.

(c)	1,707,100 shares of Common Stock were purchased on December 22, 2005 at a price of $10.53 per share (excluding commissions) pursuant to the Purchase Agreement.

On May 2, 2006, Preussag Finanz sold 35,000 shares of Common Stock in the open market at a price of $16.25 per share.

On May 15, 2006, Preussag Finanz sold 25,000 shares of Common Stock in the open market at a price of $16.25 per share.

On May 16, 2006, Preussag Finanz sold 10,000 shares of Common Stock in the open market at a price of $16.25 per share.

On May 17, 2006, Preussag Finanz sold 18,000 shares of Common Stock in the open market at a price of $16.25 per share.

On May 18, 2006, Preussag Finanz sold 7,500 shares of Common Stock in the open market at a price of $16.25 per share.

On May 22, 2006, Preussag Finanz sold 6,800 shares of Common Stock in the open market at a price of $16.25 per share.

On May 26, 2006, Preussag Finanz sold 2,500 shares of Common Stock in the open market at a price of $16.25 per share.

On May 30, 2006, Preussag Finanz sold 3,500 shares of Common Stock in the open market at a price of $16.25 per share.

On May 31, 2006, Preussag Finanz sold 106,421 shares of Common Stock in the open market at a price of $16.2162 per share.

On June 1, 2006, Preussag Finanz sold 125,000 shares of Common Stock in the open market at a price of $16.20 per share.

On June 2, 2006, Preussag Finanz sold 35,000 shares of Common Stock in the open market at a price of $16.20 per share.

On June 5, 2006, Preussag Finanz sold 35,000 shares of Common Stock in the open market at a price of $16.20 per share.

On June 6, 2006, Preussag Finanz sold 95,000 shares of Common Stock in the open market at a price of $16.20 per share.

Except as described herein, neither the Reporting Persons nor, to their knowledge, any person named on Schedule I, or any person named on Schedule II, has effected any transaction in the Common Stock during the past 60 days.

(d)	No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Page 5 of 11 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement, dated as of December 22, 2005, by and between Preussag Finanz and TQ3.

Item 7. Material to be Filed As Exhibits.

Purchase Agreement, dated as of December 22, 2005, by and between Preussag Finanz and TQ3.

Page 6 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2006

PREUSSAG FINANZ- UND BETEILIGUNGS GMBH

By:	/s/ Dieter Kulow
Name:	Dieter Kulow
Title:	Managing Director

By:	/s/ A. Göhmann
Name:	A. Göhmann
Title:	Authorized Representative

TUI AG

By:	/s/ Dieter Kulow
Name:	Dieter Kulow
Title:	Managing Director

By:	/s/ A. Göhmann
Name:	A. Göhmann
Title:	General Counsel

Page 7 of 11 pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PREUSSAG FINANZ- UND BETEILIGUNGS-GMBH

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Preussag Finanz- und Beteiligungs-GmbH.

Name	Business Address	Principal Occupation or Employment	Citizenship

Dieter Brettschneider	Karl-Wiechert-Allee 4 30625 Hannover	Managing Director of Preussag Finanz- und Beteiligungs-GmbH	Federal Republic of Germany

Dieter Kulow	Karl-Wiechert-Allee 4 30625 Hannover	Managing Director of Preussag Finanz- und Beteiligungs-GmbH	Federal Republic of Germany

Page 8 of 11 pages

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF TUI AG

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of TUI AG.

A. Members of the Supervisory Board:

Name	Business Address	Principal Occupation or Employment	Citizenship
Dr. Juergen Krumnow	Taunusanlage 12 60325 Frankfurt/Main Federal Republic of Germany	Chairman of the Supervisory Board of TUI AG	Federal Republic of Germany

Jan Kahmann	Paula-Thiede-Ufer 10 10179 Berlin Federal Republic of Germany	Deputy Chairman of the Supervisory Board of TUI AG; Member of the Federal Executive Board of the United Services Trade Union	Federal Republic of Germany

Jella Benner-Heinacher	Hamborner Strasse 53 40472 Duesseldorf Federal Republic of Germany	Solicitor; Managing Director of Deutsche Schutzvereinigung fuer Wertpapierbesitz e.V.	Federal Republic of Germany

Uwe Klein	Ballindamm 25 20095 Hamburg Federal Republic of Germany	Chairman of Group Works Counsel of TUI AG	Federal Republic of Germany

Christian Kuhn	Karl-Wiechert-Allee 23 30625 Hannover Federal Republic of Germany	Chairman of Corporate Works Counsel of TUI Deutschland GmbH; Travel Agent	Federal Republic of Germany

Dr. Dietmar Kuhnt	Opernplatz 1 45128 Essen Federal Republic of Germany	Member of Supervisory Board of RWE AG	Federal Republic of Germany

Roberto Lopez Abad	Avda. de Oscar Espia 37 03007 Alicante Kingdom of Spain	Managing Director of Caja de Ahorros del Mediterraneo	Kingdom of Spain

Abel Matutes Juan	Avda. Bartolome Rosello 18 07800 Ibiza (Baleares) Kingdom of Spain	Managing Director of Grupo Empresas Matutes	Kingdom of Spain

Page 9 of 11 pages

Name	Business Address	Principal Occupation or Employment	Citizenship
Petra Oechtering	Frankfurter Strasse 44 51065 Koeln Federal Republic of Germany	Chairman of Corporate Works Counsel of TUI Leisure Travel GmbH; Travel Agent	Federal Republic of Germany

Carmen Riu Guell	Riu Centre C/ Laud s/n 07610 Playa de Palma (Mallorca) Kingdom of Spain	Chairwoman of the Board of RIU Hotels S.A.	Kingdom of Spain

Dr. Manfred Schneider	51368 Leverkusen Federal Republic of Germany	Chairman of the Supervisory Board of Bayer AG	Federal Republic of Germany

Ilona Schulz-Mueller	Paula-Thiede-Ufer 10 10179 Berlin Federal Republic of Germany	Representative for Equality in the Federal Executive Board of the United Services Trade Union	Federal Republic of Germany

Olaf Seifert	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Head of the Group Controlling Department of TUI AG	Federal Republic of Germany

Dr. Franz Vranitzky	Sieveringerstrasse 91 1190 Vienna Republic of Austria	Chancellor (retrd.) of the Republic of Austria	Republic of Austria

Jean-Claude Baumgarten	1-2 Queen Victoria Terrace Sovereign Court London E1W 3 HA United Kingdom	President of World travel & Tourism Council	United Kingdom

Andreas Barczewski	Flughafenstrasse 10 30855 Langenhangen	Pilot, Hapag-Lloyd Flug GmbH	Federal Republic of Germany

Sepp D. Heckmann	Messegelande 30521 Hannover	Chairman of the Executive Board of Deutsche Messe AG	Federal Republic of Germany

Alfred Linzmeier	Industriestr. 1 84048 Mainburg	Chairman of Works Counsel of Wolf GmbH	Federal Republic of Germany

Roland Schneider	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Chairman of Works Counsel of TUI AG	Federal Republic of Germany

Henry Sieb	Paula-Thiede-Ufer 10 Ressort 19, Fachbereich 13 10179 Berlin	Secretary of labor union ver.di Bundesverwaltung	Federal Republic of Germany

Page 10 of 11 pages

B. Members of the Executive Board:

Name	Business Address	Principal Occupation or Employment	Citizenship
Dr. Michael Frenzel	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Chairman of the Executive Board of TUI AG	Federal Republic of Germany

Rainer Feuerhake	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Finance	Federal Republic of Germany

Dr. Peter Engelen	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Human Resources and Legal Affairs	Federal Republic of Germany

Sebastian Ebel	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Platforms	Federal Republic of Germany

Michael Behrendt	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Shipping	Federal Republic of Germany

Peter Rothwell	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Tourism	Federal Republic of Germany

Page 11 of 11 pages